  EXHIBIT 99.1

Mogo Reports Results for Q1 2023

Q1 2023 Revenue of $15.9 million and Gross Profit of $11.9 million

Q1 2023 operating expenses down 45% year over year, driving positive Adjusted EBITDA of $1.0 million in the quarter

Ended quarter with $60.4 million of cash and total investments1

Mogo reports in Canadian dollars and in accordance with IFRS

Vancouver, British Columbia, May 11, 2023 – Mogo Inc. (NASDAQ:MOGO) (TSX:MOGO)  (“Mogo” or the “Company”), one of Canada’s leading financial technology companies, today announced its financial and operational results for the first quarter ended March 31, 2023.

“In the first quarter, we continued to make strong progress on our plans to reengineer Mogo into a leaner and more profitable company,” said David Feller, Mogo’s Founder and CEO. “These efforts enabled us to quickly achieve positive Adjusted EBITDA while also creating a more efficient operating platform that supports our strategy to compete as the low-cost provider in our core products. While executing on these profitability initiatives, we continue to invest in both our digital wealth products and our digital payments platform, Carta Worldwide.  With MogoTrade, we are increasingly confident that we have a highly differentiated and disruptive product that can be the low-cost solution in a massive market for digital trading and wealth management in Canada.”

Key Financial Highlights for Q1 2023

•	Q1 revenue of $15.9 million, down 8% over the prior year, mainly reflecting the Company’s previously disclosed decision to narrow its strategic focus and exit certain sub-scale and unprofitable products.

•	Q1 gross profit of $11.9 million (75% margin), up from $11.7 million (68% margin) in Q4 2022. Gross profit was down year over year from $12.3 million (71% margin) in Q1 2022, in-line with the decrease in revenue due to the exit from certain sub-scale and non-core products.

•	During Q1 2023, Mogo continued to focus on cost efficiency and accelerating its path to profitability. As a result of these initiatives, total operating expenses for Q1 2023 decreased by $11.1 million, or 45%, compared to Q1 2022.

•	Mogo reported a material improvement in Adjusted EBITDA[2], which reached $1.0 million in Q1 2023, compared with an Adjusted EBITDA loss of $5.5 million in Q1 2022.

•	Adjusted net loss[2] decreased to ($3.9) million in Q1 2023 from ($10.8) million in Q1 2022.

•	Net loss decreased to ($6.9) million in Q1 2023, compared with net loss of ($18.9) million in Q1 2022.

•	Ended Q1 with cash and total investments of $60.4 million. This included combined cash and restricted cash of $25.3 million, investment portfolio of $13.3 million, and a book value of Mogo’s 34% ownership in Coinsquare Ltd. (“Coinsquare”) of $21.8 million.

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“Our Q1 results clearly demonstrate our ability to quickly adjust our cost structure and focus our spending to improve operating profitability,” said Greg Feller, President & CFO. “On the back of a 45% reduction in operating expenses year over year, we generated a meaningful increase in Adjusted EBITDA, which puts us on a path to deliver accelerating Adjusted EBITDA growth this year and reach our target annual run rate exiting 2023 of $10 to $14 million.  We believe that achieving positive Adjusted EBITDA at this scale puts is in a unique strategic position in the industry and gives us the ability to continue to make investments in our long-term growth products like MogoTrade and our Digital Payments platform Carta Worldwide, that will help position us for accelerating revenue growth in 2024 and beyond.”

Business & Operations Highlights

•	In 2023, Mogo launched the MogoTrade app in Quebec making it available in both English and French languages and increasing our total addressable market opportunity by approximately 28%. MogoTrade remains available by invitation only.

•	In March 2023, Mogo amended its marketing collaboration agreement with Postmedia Network Inc. (“Postmedia”) and extended the agreement until December 31, 2024. Postmedia is a Canadian news media company representing more than 130 brands across multiple print, online and mobile platforms.

•	Mogo’s digital payment solutions business, Carta Worldwide, processed over $2.2 billion of payments volume in Q1 2023 which was up over 43% compared to Q1 2022.

•	On April 3, 2023, Mogo announced that Coinsquare, in which Mogo has a 34% ownership stake, WonderFi Technologies Inc. and CoinSmart Financial Inc. entered into a business combination agreement to combine their respective businesses. Mogo is Coinsquare’s largest shareholder and is expected to be the largest shareholder of the publicly traded combined company following closing of the business combination, with an approximately 14% expected ownership.

•	On May 4, 2023, Mogo announced it received an Extension Notice from the Nasdaq Stock Market LLC (“Nasdaq”) granting the Company’s request for a 180-day extension to regain compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rule 5550(a)(2). The Company was first notified by Nasdaq on October 28, 2022, and was given until April 26, 2023 to regain compliance. The Company now has until October 23, 2023 to meet the requirement.

Financial Outlook

In recent quarters, Mogo has focused on accelerating the path to profitability by placing an emphasis on cost efficiency and building financial resiliency in light of challenging financial market conditions. As a result of these initiatives, total operating expenses decreased by $11.1 million, or 45%, in Q1 2023 compared to Q1 2022.

Mogo expects its quarterly revenue in the near term will be impacted by 5-10% as a result of its previously disclosed restructuring initiatives.

For fiscal 2023, the Company will continue to focus on accelerating its path to profitability with a specific emphasis on increasing its Adjusted EBITDA. For 2023, Mogo is focused on achieving:

■	Full-year Adjusted EBITDA of $6.0 million to $8.0 million;

■	Exiting 2023 with an annual Adjusted EBITDA run rate of $10.0 million to $14.0 million (based on a Q4 2023 Adjusted EBITDA target of $2.5 million to $3.5 million).

1Includes combined cash and cash equivalents, restricted cash and investment portfolio of $38.6 million, along with a book value of investment in Coinsquare of $21.8 million.

2Non-IFRS measure. For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures” in the Company’s MD&A for the period ended March 31, 2023.

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Conference Call & Webcast

Mogo will host a conference call to discuss its Q1 2023 financial results at 3:00 p.m. EDT on May 11, 2023. The call will be hosted by David Feller, Founder and CEO, and Greg Feller, President and CFO. To participate in the call, dial (416) 764-8658 or (888) 886-7786 (International) using conference ID: 77750186. The webcast can be accessed at http://investors.mogo.ca. Listeners should access the webcast or call 10-15 minutes before the start time to ensure they are connected.

Non-IFRS Financial Measures

This press release makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. We use non‑IFRS financial measures, including Adjusted EBITDA and Adjusted net loss, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. For more information, please see “Non-IFRS Financial Measures” in our Management’s Discussion and Analysis for the period ended March 31, 2022, which is available at www.sedar.com and at www.sec.gov.

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The following tables present a reconciliation of each non-IFRS financial measure to the most comparable IFRS financial measure.

Adjusted EBITDA

($000s)
	Three months ended
	March 31, 2023	March 31, 2022
Net loss before tax	$(7,051)	$(18,946)
Depreciation and amortization	2,373	3,180
Stock-based compensation	293	3,611
Credit facility interest expense	1,454	933
Debenture and other financing expense	778	810
Accretion related to debentures	272	309
Share of loss in investment accounted for using the equity method	3,178	5,563
Revaluation gain	(1,253)	(1,148)
Other non-operating expense	975	143
Adjusted EBITDA	1,019	(5,545)

Adjusted Net Loss

($000s)
	Three months ended
	March 31, 2023	March 31, 2022
Net loss before tax	$(7,051)	$(18,946)
Stock-based compensation	293	3,611
Share of loss in investment accounted for using the equity method	3,178	5,563
Revaluation gain	(1,253)	(1,148)
Other non-operating expense	975	143
Adjusted net loss	(3,858)	(10,777)

Forward-Looking Statements

This news release may contain “forward-looking statements” within the meaning of applicable securities legislation, including statements regarding Mogo’s path to profitability, the focus on its digital wealth solutions, digital payments and other initiatives to drive top-line expansion, the timing of the full release of MogoTrade, the Company’s ability to make investments in long-term growth products, the Company’s plan for accelerating revenue growth in 2024, the Company’s financial outlook for 2023, including total revenues, and Adjusted EBITDA. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at the time of preparation, are inherently subject to significant business, economic and competitive uncertainties and contingencies, and may prove to be incorrect. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual financial results, performance or achievements to be materially different from the estimated future results, performance or achievements expressed or implied by those forward-looking statements and the forward-looking statements are not guarantees of future performance. Mogo’s growth, its ability to expand into new products and markets and its expectations for its future financial performance are subject to a number of conditions, many of which are outside of Mogo’s control, including the receipt of any required regulatory approval. For a description of the risks associated with Mogo’s business please refer to the “Risk Factors” section of Mogo’s current annual information form, which is available at www.sedar.com and www.sec.gov. Except as required by law, Mogo disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise.

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About Mogo

Mogo, one of Canada’s leading digital finance companies, is empowering its members with simple digital solutions to help them build wealth and achieve financial freedom. Mogo’s trade app, MogoTrade, offers commission-free stock trading that helps users make a positive impact with every investment and together with Moka, Mogo’s wholly-owned subsidiary bringing automated, fully-managed flat-fee investing to Canadians, forms the heart of Mogo’s digital wealth platform. Mogo also offers digital loans and mortgages.  Through Mogo’s wholly-owned subsidiary, Carta Worldwide, we also offer a digital payments platform that powers the next-generation card programs from innovative fintech companies in Europe and Canada. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

For further information:

Craig Armitage

Investor Relations

investors@mogo.ca

(416) 347-8954

US Investor Relations Contact

Lytham Partners, LLC

Ben Shamsian

New York | Phoenix

646-829-9701

shamsian@lythampartners.com

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